Exhibit 99.118

APHRIA RECORDS REVENUE INCREASE OF 17% IN QUARTER AND 81% YEAR OVER YEAR

Adjusted gross margin increases to 78.7% of revenue as cash costs per gram remain below $1.00 Industry leading eleventh consecutive quarter of positive Adjusted EBITDA from ACMPR operations1

Leamington, Ontario – August 1, 2018 – Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today reported its results, for the fourth quarter and year ended May 31, 2018. All amounts are expressed in Canadian dollars.

Three months ended May 31,			Twelve months ended May 31,
2018	2017		2018	2017
$12,026	$5,718	Revenue	$36,917	$20,438
$18,591	$5,826	Gross profit	$40,877	$17,298
$9,468	$4,903	Adjusted gross profit [1]	$27,912	$15,854
78.7%	85.7%	Adjusted gross margin [1]	75.6%	77.6%
$(4,992)	$(2,593)	Net income (loss)	$29,448	$4,198
$2,227	$2,534	Adjusted EBITDA from ACMPR operations [1]	$8,419	$5,517

Q4-2018		Q3-2018
1,312.6	Kilograms (or kilogram equivalents) sold [1]	1,428.1
$12,026	Revenue	$10,267
$2,227	Adjusted EBITDA from ACMPR operations [1]	$2,940
$0.95	Cash cost to produce dried cannabis / gram [1]	$0.96
$1.60	“All-in” cost of goods sold / gram[1]	$1.56
$104,799	Cash and cash equivalents & marketable securities	$173,683
$150,758	Working capital	$234,589
$39,042	Investment in capital and intangible assets — wholly-owned subs [1]	$35,427

Key Operating Highlights

•                       Eleventh consecutive quarter of positive Adjusted EBITDA from ACMPR operations1. $2.2 million in adjusted EBITDA from ACMPR operations1 in the quarter and $8.4 million for the year, a 38% increase over the prior year.

•                       Improved cash costs to produce dried cannabis per gram1 (“Cash costs”) to $0.95, a decrease of $0.01 in the quarter, remaining below $1.00 for the second consecutive quarter.

•                       International operations and presence increased from Canada, US and Australia to also include Germany, Malta, Lesotho, Italy, Colombia, Argentina, United Kingdom and Uruguay. Subsequent to year-end, announced access to additional countries including Jamaica and Brazil in the fall.

•                       Annual production capacity in Canada currently at 30,000 kgs at Aphria One and 5,000 kgs at Broken Coast.

•                       Annual production capacity in Canada growing to 255,000 kgs, with first sale expected in January 2019, all expansions remain on time, pending Health Canada approval, and on budget.

•                       Secured partnership with one of North America’s largest liquor distributors, Southern Glazer’s through their Canadian subsidiary, Great North Distributors, providing Aphria with an exclusive for cannabis representation2

•                       Signed MOU’s with British Columbia, Alberta, Manitoba, Quebec, New Brunswick and the Yukon Territory, with more agreements to be announced in the short-term.

•                       Added significantly to our senior leadership team with the hire of our Chief Commercial Officer and Chief Legal Officer.

•                       Continued leadership in cannabis product innovation with announcement of a major investment in our Extraction Centre of Excellence.

“We had a healthy fourth quarter and a solid year with many achievements we are proud of,” said Vic Neufeld, Chief Executive Officer, Aphria. “We are excited and ready to hit the ground running on the first day of legal adult-use. It won’t be without its challenges but we have a plan and the team in place to get it done. We continue to sign supply agreements with provinces and territories, and our Southern Glazer’s sales network partnership is unmatched, ensuring our brands and products are available and represented by retailers across the country.”

“Beyond that, we will continue to extend our industry-leading expertise and experience into global markets. We’ve had an exciting year adding more depth and experience to our senior leadership team that has helped expand our international operations and presence outside of Canada, US and Australia to an additional eight countries, and look forward to continued expansion within LATAM,” continued Neufeld.

“Our continued growth and success is a direct result of the hard work and dedication of our employees and partners in delivering quality product and value to our patients, and establishing Aphria as the premier cannabis company in Canada and around the world,” concluded Neufeld.

Key Financial Highlights

For an industry leading eleventh consecutive quarter, the Company reported positive adjusted EBITDA from ACMPR operations1. In the quarter, the Company reported $2.2 million in adjusted EBITDA from ACMPR operations1 and $8.4 million for the year, an increase of 53%. During the quarter, the Company refined its definition of adjusted EBITDA to include an EBITDA definition from both ACMPR operations and non-ACMPR operations. The Company defines ACMPR operations as activities, revenue, expenses and adjusted EBITDA from its Aphria One, Aphria Diamond and Broken Coast facilities. The remaining adjusted EBITDA relates to activities at Aphria International. For the quarter ended, the Company incurred an adjusted EBITDA loss of $2.8 million at Aphria International.

The Company remains committed to the responsible use of our shareholders’ investment in Aphria, with a focus on profitable execution of our activities. The Company has consistently demonstrated the proven ability to generate positive EBITDA from its operating facilities. As the cannabis industry and the Company transitions from medical use to adult-use in Canada and to significant international exposure, the Company will continue to make targeted, measured and ROI proven investments in its growing portfolio of recreational brands, alternate uses of cannabis, including the transition of cannabis from a product to an ingredient, and international opportunities. However, in the short-term, investments could result in lower corporate adjusted EBITDA1.

During the quarter, the Company bolstered its position as one of the industry’s lowest cost producers. For the second consecutive quarter, the Company reported Cash costs of $0.95, remaining below $1.00. As previously disclosed, the Company’s “All-in” costs of dried cannabis per gram1 (“All-in costs”) increased minorly from $1.56 to $1.60, costs consistent with the additional staff levels added in advance of production capacity increases in the quarter.

The Company believes in full financial reporting transparency to shareholders and will continue to report financial metrics with an appropriate base of grams, or kilograms where relevant, to ensure shareholders are capable of properly comparing metrics amongst industry participants. Further, when reporting non-IFRS measures, the Company will continue to provide detailed disclosure, and transparency tied to its released financial statements.

Revenue for the three months ended May 31, 2018 was $12,026, representing a 17% increase over the prior quarter’s revenue of $10,267. The increase in the quarter was driven primarily by reporting Broken Coast results for a full quarter, compared to one month in the prior quarter, increased sales to medical patients at Aphria, all offset by the Company’s previously announced decision to discontinue wholesales sales to other licensed producers, to provide increased inventory for the eventual pipeline fill for adult-use and international market opportunities over the next six to nine months. Cannabis oil sales, as a percentage of volume, decreased from 33.1% to 29.2% in the quarter, largely driven by the significantly lower percentage of volume sales of oil purchased by Broken Coast medical patients.

For the year ended May 31, 2018, revenue was $36,917 versus $20,438 in the year ended May 31, 2017, an increase of 81%.

Adjusted gross profit for the fourth quarter was $9,468, with an adjusted gross margin of 78.7%, compared to $4,903 with an adjusted gross margin of 85.7% in the prior year’s fourth quarter, representing an increase of over 90%. The increase in the adjusted gross margin from the prior quarter is consistent with the increase in revenues combined with improved cost structures.

Adjusted gross profit for the year was $27,912, with an adjusted gross margin of 75.6%, compared to $15,854, with an adjusted gross margin of 77.6%, representing an increase of over 75%. The increase in adjusted gross profit for the year is consistent with the Company’s increase in revenue over the period.

Net loss for the three months ended May 31, 2018 was $4,992 or $0.06 per share, as opposed to a net loss of $2,593 or $0.02 per share in the prior year. The decrease in net income for the quarter relates to $6.5 million in incremental share based compensation, $3.3 million of costs associated with Aphria International, $8.6 million in net losses on the Company’s investment portfolio, all offset by almost $13.0 million in incremental gross profit.

Net income for the year ended May 31, 2018 was $29,448 or $0.18 per share, as opposed to $4,198 or $0.04 in the prior year. The increase in net income for the year relates to fair value adjustments associated with biological assets and unrealized gains on the Company’s investment portfolio.

Adjusted EBITDA from ACMPR operations1 for the fourth quarter was $2.2 million compared to $2.5 million in the prior year. The decrease in adjusted EBITDA from ACMPR operations1 relates to $1.9 million in incremental selling, general and administrative expenses associated with preparations for adult-use, offset by $1.5 million of additional adjusted gross profit1. Adjusted EBITDA1 loss for the fourth quarter was $0.6 million, compared to adjusted EBITDA1 of $2.5 million in the prior year. The difference between adjusted EBITDA from ACMPR operations and adjusted EBITDA1 is the $2.8 million adjusted EBITDA1 loss on Aphria International operations.

Adjusted EBITDA from ACMPR operations1 for the year ended May 31, 2018 was $8.4 million compared to $5.5 million in the prior year, an increase of 53%. The increase in adjusted EBITDA from ACMPR operations1 relates to capacity increases at Aphria One, the acquisition of Broken Coast offset by larger selling, general and administrative expenses. Adjusted EBITDA1 for the year was $5.6 million compared to $5.5 million in the prior year.

Conference Call On August 1, 2018

The Company invites you to join its analyst conference call on Wednesday, August 1, 2018 at 9:00 am EST to discuss its financial results for the quarter-ended and year ended May 31, 2018. An audio replay of this call will be available until September 1, 2018.

Conference Call Details:

Date:	Wednesday, August 1, 2018
Time:	9:00 am EST
Dial In:	1-888-231-8191
Conference ID:	1886434
Replay:	1-855-859-2056
Replay Passcode:	1886434

We Have A Good Thing Growing.

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1 – In this press release, reference is made to adjusted gross profit, adjusted gross margin, adjusted EBITDA from ACMPR operations, kilogram (or kilogram equivalents) sold, cash costs to produce dried cannabis per gram, “all-in” costs to produce dried cannabis per gram and investments in capital and intangible assets — wholly-owned subs, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s May 31, 2018 Management’s Discussion and Analysis, filed on SEDAR.

2 – Aphria maintains a cannabis exclusive with Great North Distributors for licensed producers with annual production capacities above 2,000 kgs.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit aphria.ca.

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.